Exhibit 99.1

IMPERIAL PETROLEUM INC.

IMPERIAL PETROLEUM ANNOUNCES $10 MILLION SHARE REPURCHASE PROGRAM AND AGREEMENT TO ACQUIRE TWO VESSELS

Athens, Greece, September 7, 2023 – Imperial Petroleum Inc. (Nasdaq: IMPP) (the “Company”) today announced that its Board of Directors has approved a share repurchase program and authorized the officers of the Company to repurchase, from time to time, up to $10,000,000 of the Company’s common stock. Shares may be purchased in open market or privately negotiated transactions, at times and prices that are considered to be appropriate by the Company, and the program may be suspended or discontinued at any time.

The Company also announced that it has entered into an agreement to acquire two tanker vessels, the aframax tanker Stealth Haralambos, built in 2009 and the product tanker Aquadisiac built in 2008, with an aggregate capacity of approximately 163,716 dwt. The aggregate purchase price for these acquisitions is $71 million. Both vessels will be delivered on a charter-free basis by the end of January 2024. The Company expects to finance the purchase price with cash-on-hand. The transaction with affiliates of the Vafias family, was approved by the Company’s audit committee comprised of independent directors.

About Imperial Petroleum Inc.

IMPERIAL PETROLEUM INC. is a ship-owning company providing petroleum products, crude oil and drybulk seaborne transportation services. The Company owns a total of nine vessels: five M.R. product tankers, two suezmax tankers and two handysize dry bulk carriers with a total capacity of 628,000 deadweight tons (dwt) and has agreed to acquire two additional tankers, one aframax and one product tanker which will be delivered up until the end of January 2024. Following these deliveries the Company will own a fleet of eleven vessels with an aggregate capacity of 791,716 dwt. IMPERIAL PETROLEUM INC.’s shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock are listed on the Nasdaq Capital Market and trade under the symbols “IMPP” and “IMPPP,” respectively.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although IMPERIAL PETROLEUM INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, IMPERIAL PETROLEUM INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the ability to consummate the acquisition of the contracted vessels and operate them profitably, the impact of any lingering impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in IMPERIAL PETROLEUM INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, performance of counterparty to our vessel sale agreement, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by IMPERIAL PETROLEUM INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Fenia Sakellaris

IMPERIAL PETROLEUM INC.

info@ImperialPetro.com